Thomas Wardell thomas.wardell@dentons.com D 404.527.4990	Dentons US LLP 303 Peachtree Street, NE • Suite 5300 Atlanta, GA 30308-3265 United States 大成 Salans FMC SNR Denton McKenna Long dentons.com

February 2, 2016

Christy Adams Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington DC 20549-3561

Re:	SGOCO Group, Ltd.

Dear Ms. Adams:

This will confirm our telephone conversation yesterday with respect to the comment letter dated November 15, 2015 for the above-referenced registrant.  As we discussed, we are counsel for the company and they received the letter yesterday.  Unfortunately, yesterday begins the travel period in China for the beginning of the Chinese New Year celebration so that gathering the information and resources needed to prepare a response will be very difficult until after the New Year celebrations are completed on February 15, 2016.  As you and I discussed, we are therefore requesting an extension for the time to respond to Tuesday, March 1, 2016.  Thank you very much.

Very truly yours, /s/Thomas Wardell Thomas Wardell